

Mail Stop 4546

September 18, 2015

Via E-mail
Christian Hogg
Chief Executive Officer
Hutchison China MediTech Limited
Room 2108, 21/F, Hutchison House
10 Harcourt Road
Hong Kong

> **Re:** **Hutchison China MediTech Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted August 21, 2015**
> **CIK No. 0001648257**

Dear Mr. Hogg:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

2.   We note that you have requested confidential treatment for several of your exhibits. We intend to send comments on your confidential treatment request under separate cover.

Prospectus Summary, page 1

3.   Please disclose the extent to which you rely on PRC entities for revenue and dividends and describe how PRC restrictions on currency exchange and foreign investment impact your operations.

Our Corporate Structure, page 8

4.   Please revise the chart on page 8 to incorporate pictorially the information in footnotes (5) and (7) to the chart.

The Offering, page 12

5.   Please disclose what percentage of your total outstanding share capital will be held by the public and by insiders, respectively, immediately after the offering.

Risk Factors, page 19

If we are unable to obtain and/or maintain CFDA approval…, page 31

6.   Refer to the following statement on page 31: "We achieved green-channel approval from the CFDA for sulfatinib and certain of our other drug candidates." Please identify the other drug candidates for which you received green-channel approval from the CFDA.

Other Risks and Risks Related to Doing Business in China, page 46

7.   We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to including a risk factor to address the potential impact of the draft law.

Any failure to comply with PRC regulations regarding our employee, page 51

8.   We note your disclosure, both here and on page 220, concerning the application of the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Please revise your statement on page 51 that you "may" be subject to these rules, in light of your disclosure on page 220 indicating that you are and will continue to be subject to these rules due to your listing on the London Stock

Exchange's AIM and your listing in the U.S. Please also clarify whether your PRC resident employees have completed their SAFE registrations.

Certain shareholders will own a significant percentage…, page 57

9.   Where you state that Hutchison Healthcare Holdings Limited will own a significant percentage of your ordinary shares after the completion of this offering, please disclose the percentage.

As a foreign private issuer, we are permitted to adopt certain home country practices, page 59

10.   Please revise your discussion to include each of the home country corporate governance provisions that you intend to rely upon as disclosed under "Foreign Private Issuer Status, page 224."

The depositary for our ADSs will give us a discretionary proxy, page 63

11.   Please reconcile the inclusion of this risk with your disclosure under "Voting Rights, page 263" that the depositary will vote or attempt to vote only as ADS holders instruct and will not itself exercise any voting discretion.

Use of Proceeds, page 68

12.   Please expand your discussion to indicate what stage of clinical program completion you expect to achieve for each allocation of proceeds.

13.   We note your disclosure that you intend to use a portion of the proceeds to repay indebtedness. Elsewhere, on page 238, you state that you intend to use proceeds from this offering to fully pay off the 2014 Scotiabank Term Loan. Please disclose in your Use of Proceeds section the additional information required by Instruction 4 to Item 504 of Regulation S-K.

Price Range of Ordinary Shares, page 78

14.   Please revise to disclose information on your trading volume.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

Research and Development Expenses, page 80

15.   Refer to your pipeline chart on pages 3 and 115. Identify those candidates that you consider significant and disclose the following:

- The costs incurred during each period presented and to date;
- The nature of efforts and steps necessary to complete the project;
- The risks and uncertainties associated with completing development; and
- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

Liquidity and Capital Resources, page 104

16.   Please tell us your consideration as to disclosing the effect and expected effects of the restrictions and appropriations discussed in Notes 3 and 31 on pages F-21 and F-54, respectively, on your liquidity and capital resources.

Business, page 114

Foreign Investment and "State Secret" Technology, page 198

17.   We note your disclosure that your business is deemed prohibited from any foreign investment. Discuss in detail the basis for your belief that you are in compliance with all applicable PRC laws and regulations (and will continue to be following your proposed offering to U.S. investors). Please also make clear the extent to which your current investment structure and ownership interests have obtained all needed approvals and licenses from applicable PRC authorities.

18.   Please revise the Overview section to describe in greater detail the distinction between the "chemistry-focused approach" that you have taken and the alternative approach(es) reflected in your competitors' drugs. Explain what prevents your competitors from refining their drugs to be more selective for their intended targets of interest.

Our Clinical Pipeline, page 122

19.   For each of your products for which you are conducting clinical trials, identify the countries where the clinical trials are being conducted.

Overview of Our Collaborations, page 167

20.   With respect to the AstraZeneca Agreement and the Eli Lilly Agreement, please revise your disclosure concerning the tiered royalties in each case to indicate the potential royalties within a range of ten percent.

Patents and Other Intellectual Property, page 183

21.   Please explain the scope of an "invention patent" in China.

22.   If you license any of the patents from third parties, please disclose that fact and identify the licensor.

PRC Regulation of Foreign Currency Exchange and Offshore Investment, page 219

23.   Please expand this section to explain the following statement on page 48: "In particular, if we finance our PRC subsidiaries or joint ventures by means of foreign debt from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce, or MOFCOM, and registered with the SAFE." Explain the concept of registered capital. Also describe how PRC regulation of foreign currency exchange and offshore investment has impacted the manner in which you and your collaboration partners have contributed financing to your PRC subsidiaries and joint ventures to date.

Description of Share Capital, page 243

24.   Please revise your disclosure under this heading as follows:

*   It is not sufficient to merely reference the Companies Law, the AIM Rules, and your memorandum and articles of association, and any special rights conferred on holders, when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, to the extent practicable, reduce your reliance on the term "subject to" under the headings "Dividends," "Transfer of Ordinary Shares," "Calls on Shares and Forfeiture of Shares," "Variation of Rights of Shares," and "Issuance of Additional Shares," since it implies additional rights, privileges, or restrictions that are not explained in your descriptions. We also note your qualification by reference to the AIM Rules under "AIM Rules, page 256."
*   Under "Voting Rights, page 244," please make clear when a member must abstain from or be restricted when voting on a resolution under the AIM Rules. Also, reconcile this with your disclosure under "Transactions with Interested Shareholders, page 254."

Differences in Corporate Law, page 250

25.   We note under "U.K. Corporate Governance Code, page 227," that you comply with the principles of the U.K. Corporate Governance Code which differs from the Cayman Islands Companies Law. Please include comparative disclosure related to U.K. corporate law, as necessary.

U.K. Taxation, page 276

26.   We note your inclusion of a discussion of U.K law. Please make clear how the tax laws of the U.K. may actually affect prospective investors. Additionally, make clear whether you meet the criteria for exemption referenced in the penultimate sentence under this heading.

Hutchison China MediTech Limited

Financial Statements for the Years Ended December 31, 2014 and December 31, 2013

Consolidated Statements of Operations, F-5

27.   Please revise your presentation herein and on F-60 to comply with SAB Topic 6.B. on the face of your consolidated statements of operations.

        You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or James Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3675 with any other questions.

                                                        Sincerely,

                                                        /s/ Suzanne Hayes
                                                        Suzanne Hayes
                                                        Assistant Director

cc: Paul Boltz
        Ropes & Gray

        Mary Kathryn Papaioannou
        Ropes & Gray

Christian Hogg
Hutchison China MediTech Limited
September 18, 2015
Page 7

Jimmy Gao
Ropes & Gray